EXHIBIT 99.1

LONCOR RESOURCES INC.
Suite 7070, 1 First Canadian Place
100 King Street West
Toronto, Ontario, M5X 1E3
Canada

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the "Meeting") of shareholders of Loncor Resources Inc. (the "Corporation") will be held at the offices of Macleod Dixon llp, Toronto-Dominion Centre, TD Waterhouse Tower, Suite 2300, 79 Wellington Street West, Toronto, Ontario, Canada on Wednesday, the 29th day of June, 2011 at the hour of 10:00 in the forenoon (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2010, together with the auditors' report thereon;

(2)	To elect directors of the Corporation;

(3)
To reappoint BDO Canada llp, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration; and

(4)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice.  This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada.

DATED the 27th day of May, 2011.

BY ORDER OF THE BOARD

(signed)

Donat K. Madilo
Chief Financial Officer

NOTE:
The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 27th day of June, 2011 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.